Contact

www.linkedin.com/in/zjlin
(LinkedIn)

Top Skills

Java

Python

Cloud Computing

Languages

Chinese

English

Honors-Awards

James R. Swartz Entrepreneurial
Fellow

ZJ Lin

Cofounder at Landeed

San Mateo, California, United States

Experience

Landeed (YC S22)
Co-Founder
December 2021 - Present (1 year)

Lead and coach on mobile (React Native), web (React), growth, and hiring

About Landeed:

We make it easy for real estate agents, owners, developers, bankers and legal advisors to instantly check property titles. Our Landeed app retrieves government generated Encumbrance Certificate (EC) within seconds. This document summarizes all present and past transactions pertaining to a property going back multiple decades.

GoLorry
Cofounder
July 2015 - Present (7 years 5 months)
San Francisco Bay Area

Lead on mobile(React Native/Android/iOS), web(React), hiring & people ops, and many functions more.

About GoLorry:

GoLorry is a mobile marketplace for inter-city long-haul trucking in India. The trucking industry in India is fragmented and relies on inefficient intermediaries to aggregate supply. We connect load consignors to truckers directly through our mobile platform, improving the matching efficiency and maximizing vehicle utilization.

Y Combinator
Batch W16 and S22
January 2016 - April 2016 (4 months)
San Francisco Bay Area

Epitax Pte Ltd
Engineering and Sales Manager, first founding employee
January 2011 - April 2014 (3 years 4 months)

Responsible for the overall operations of the Singapore office, company-level product development and supply chain management

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Education

Carnegie Mellon University

Master of Science (M.Sc.), Energy Science specialized in Electrical and Computer Engineering · (2014 - 2015)

Nanyang Technological University

Bachelor of Engineering, Electrical and Electronic Engineering · (2007 - 2010)

Y Combinator